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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT
TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 14)*

ALPHARMA INC.
(Name of Issuer)
Class A Common Stock, par value $.20 per share
(Title of Class of Securities)
001629 10 4
(CUSIP Number)
STEIN AUKNER
A.L. INDUSTRIER ASA
HARBITZALLEEN 3 0275 OSLO
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
December 13, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	001629 10 4	Page	2	of	4

1	NAMES OF REPORTING PERSONS: A.L. Industrier ASA

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Norway

	7	SOLE VOTING POWER:

NUMBER OF		11,872,897

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		11,872,897

WITH	10	SHARED DISPOSITIVE POWER:

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

11,872,897

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

21.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

AMENDMENT NO. 14 TO STATEMENT ON SCHEDULE 13D
Signature
EX-99.1: STOCK PURCHASE AGREEMENT
EX-99.2: PRESS RELEASE

AMENDMENT NO. 14 TO STATEMENT ON SCHEDULE 13D
     Pursuant to Rule 13d-2(a) of Regulation 13D of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the “Act”), the undersigned (“Industrier”) hereby files this Amendment No. 14 to its Schedule 13D Statement dated February 10, 1997 (as amended from time to time, the “Schedule 13D”) relating to the Class A Common Stock, par value $.20 per share, of Alpharma Inc. (the “Issuer”) to amend the items and schedules set forth herein. No amendment is made to the items or schedules not set forth below. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Schedule 13D.
     ITEM 4. PURPOSE OF TRANSACTION
     On December 13, 2006, Industrier, beneficial owner of all 11,872,897 outstanding shares of the Issuer’s Class B Common Stock, par value $0.20 per share (the “Class B Common Stock”), entered into a Stock Purchase Agreement, a copy of which is filed as Exhibit 1 hereto and incorporated by reference (the “Stock Purchase Agreement”), with AS Wangs Fabrik, a Norwegian private limited liability company and wholly owned subsidiary of Industrier (“Wangs Fabrik”), the Issuer, Alpharma (Bermuda) Inc., a Delaware corporation (“ABI”), and Alpharma Euro Holdings Inc., a Delaware corporation (“AEHI”), pursuant which Wangs Fabrik will sell all of its Class B Common Stock to ABI and AEHI for $25.50 per share for an aggregate purchase price of $302,758,873.50.
     The closing of the transactions contemplated by the Stock Purchase Agreement (the “Closing”) is subject to Industrier and Wangs Fabrik receiving shareholder approval by 2/3rds of their respective voting securities. Shareholders of Industrier representing approximately 46% of the voting securities of Industrier have entered into a Voting Agreement with the Issuer (the form of which is attached as Exhibit A to the Stock Purchase Agreement) pursuant to which such shareholders have agreed to vote their respective shares in favor of the transactions contemplated by the Stock Purchase Agreement and against any alternate transactions for a period of six months, unless the transactions contemplated by the Stock Purchase Agreement are consummated or the Stock Purchase Agreement is terminated prior to the end of such six month period. The Closing is also subject to performance and compliance by the parties with all of their covenants and agreements set forth in the Stock Purchase Agreement as well as the representations and warranties of the parties being true and correct in all material respects as of the date of the Closing (except to the extent expressly made as of an earlier date).
     Industrier issued a press release on December 13, 2006, an English translation of which is filed as Exhibit 2.
     ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
     Industrier is not a party to or otherwise subject to any contract, arrangement, understanding or relationship with any person relating to any securities of the Issuer except for the Stock Purchase Agreement described in Item 4 above and filed as Exhibit 1 hereto.

(Page 3 of 5)

     ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.
     Exhibit 1 — Stock Purchase Agreement by and among Industrier, AS Wangs Fabrik, Issuer, Alpharma (Bermuda) Inc. and Alpharma Euro Holdings Inc. dated December 13, 2006.
     Exhibit 2 — English translation of press release issued by Industrier on December 13, 2006.

(Page 4 of 5)

Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.
     Dated: December 13, 2006

A. L. Industrier ASA
By:	/s/ Stein Aukner
	Name:	Stein Aukner
	Title:	Managing Director

(Page 5 of 5)